11016707

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 38999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Winston Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121-E Reynolda Village
(No. and Street)

Winston-Salem	North Carolina	27106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William F. Marshall (336) 761-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Butler & Burke, LLP, CPA's
(Name – *if individual, state last, first, middle name*)

100 Club Oaks Court, Suite A	Winston-Salem,	North Carolina	27104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM F. MARSHALL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST WINSTON SECURITIES, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JO ANN WILLIAMS
NOTARY PUBLIC
My Commission Expires 1-1-2013

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by First Winston Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parities in evaluating First Winston Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Winston Securities, Inc's management is responsible for the First Winston Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences:

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Butler & Burke, LLP

Winston-Salem, North Carolina
January 28, 2011

FIRST WINSTON SECURITIES, INC.

Statement of Financial Condition

December 31, 2010

TABLE OF CONTENTS

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of First Winston Securities, Inc. as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Winston Securities, Inc. as of December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Butler & Burke, LLP

Winston-Salem, North Carolina
January 28, 2011

100 CLUB OAKS CT, SUITE A
WINSTON-SALEM, NC 27104
ph 336 768 2310 fx 336 768 8573
WWW.BUTLERANDBURKECPA.COM

FIRST WINSTON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS	
Cash and cash equivalents	$ 101,607
Interest receivable on bonds	30,807
Securities owned	2,374,674
Property and equipment, net	10,160
Other assets	2,047
TOTAL ASSETS	$ 2,519,295
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable	$ 1,720
Short-term bank loan	1,274,000
Total Liabilities	1,275,720
Stockholders' Equity	
Common stock, no par value, 100,000 shares authorized; 2,002 shares issued and outstanding	270,887
Retained earnings	972,688
Total Stockholders' Equity	1,243,575
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,519,295

NOTE A: ORGANIZATION AND NATURE OF BUSINESS

First Winston Securities, Inc. is registered as a dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company deals primarily in municipal bonds and performs underwriting services only as a participating underwriter. The Company's customers are generally located in North Carolina.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions (and related revenues and expenses) are recorded on a settlement date basis, generally the third business day following the trade date.

Securities

Marketable securities owned by the Company are valued at fair market value. Net unrealized gains and losses are reflected in operations. Securities not readily marketable are valued at fair value as determined by management.

Underwriting Service

Underwriting fees or expenses are recognized when the underwriting is completed and the income or expense is reasonably determinable.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances with credit worthy, high quality financial institutions. Cash balances may, at times, exceed federally insured limits. Management monitors the soundness of these financial institutions and feels the Company's risk is not significant.

Receivables From and Payables to Customers and Dealers

Amounts receivable from and payable to customers and dealers represent the contract amount of securities which have not been received or delivered by the settlement date.

Property and Depreciation

Property is recorded at cost. Depreciation is generally computed using accelerated methods over estimated useful lives of five to seven years.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for income taxes because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the stockholders' personal income tax returns and are taxed based on their personal tax strategies.

Subsequent Events

The Company has evaluated its subsequent events (events occurring after December 31, 2010) through the date of this report, which represents the date the financial statements were available to be issued and determined that all significant events and disclosures are included in the financial statements.

NOTE C: PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows at December 31, 2010:

Office furniture and equipment	$	40,556
Less: accumulated depreciation		(30,396)
	$	10,160

Depreciation expense for the year ended December 31, 2010 was $1,722.

NOTE D: SHORT TERM BANK LOANS

At December 31, 2010, the Company had agreements with a bank to borrow funds of up to $20,000,000 as needed on a secured basis to carry inventory and to cover failed transactions. Interest on these loans is charged at the bank's adjusted LIBOR plus 2.5%, but not less than 4.0%. At December 31, 2010, the outstanding loan balance of $1,274,000 was fully collateralized by the Company's trading inventory. The agreements with the bank expire in January 2013.

NOTE E: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts. At December 31, 2010, the Company expected no losses from such open commitments.

NOTE F: LEASES

The Company leases its office space and certain office equipment under noncancellable operating leases expiring through August, 2014. Future minimum lease payments under the terms of these agreements are as follows at December 31:

2011	$ 21,402
2012	17,934
2013	594
2014	396
	$ 40,326

Rent expense under all leases was $89,994 during the year ended December 31, 2010.

NOTE G: FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board in its Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures*, Subtopic 10, *Overall* (ASC 820-10) defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820-10 also establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE G: FAIR VALUE MEASUREMENTS (CONTINUED)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used by the Company for assets measured at fair value:

- *Securities Owned:* Valued at the closing price reported on the active markets on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company's securities owned at a fair value of $2,374,674 as of December 31, 2010 are all considered to be level 1 assets.

The Company has $101,607 of cash and cash equivalents at December 31, 2010 which were not classified as a Level as prescribed within ASC 820-10. At December 31, 2010, there were no financial liabilities accounted for at fair value.

NOTE H: MINIMUM NET CAPITAL REQUIREMENTS

The Company, as a registered securities broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule prohibits a broker-dealer from engaging in any securities transaction when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined by the rule. At December 31, 2010, the Company had net capital of $1,051,054 which exceeded its required net capital of $100,000 and its net capital ratio was .0016 to 1.

Reports of the Company required by Rule 17a-5 for the Securities and Exchange Commission are available for examination at the Company's offices and at the National and Regional Offices of the Securities and Exchange Commission located in Washington, D.C. and Atlanta, Georgia, respectively.